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                          August 16, 2022

       Thomas Lingelbach
       Chief Executive Officer
       Valneva SE
       910 Clopper Road, Suite 160S
       Gaithersburg, MD 20878

                                                        Re: Valneva SE
                                                            Registration
Statement on Form F-3
                                                            Filed August 12,
2022
                                                            File No. 333-266839

       Dear Mr. Lingelbach:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Marc Recht, Esq.